UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 23, 2011

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

Today, February 23, 2011, Dollar Tree, Inc. issued a press release reporting its fiscal 2010 fourth quarter sales and earnings results, as well as its fiscal year ended January 29, 2011 sales and earnings results and announcing that it will hold a publicly available telephone conference call to discuss these results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in items 2.02 and 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press Release dated February 23, 2011 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: February 23, 2011

By: /s/ Kevin S. Wampler

Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated February 23, 2011 issued by Dollar Tree, Inc.

Exhibit 99.1

DOLLAR TREE, INC. REPORTS RECORD RESULTS FOR THE FOURTH QUARTER AND FISCAL YEAR 2010

- Diluted earnings per share increased 27.7% to $1.29
- Consolidated net sales increased 10.7%
- Comparable store sales increased 3.9%

CHESAPEAKE, Va. – February 23, 2011 – Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores selling everything for $1 or less, today reported results for the quarter and fiscal year ended January 29, 2011 ("fourth quarter").

Fourth Quarter Results
Consolidated net sales for the fourth quarter were $1.73 billion, a 10.7% increase compared to $1.56 billion reported for the quarter ended January 30, 2010 ("fourth quarter 2009"). Comparable store sales increased 3.9%, on top of a 6.6% increase for the fourth quarter 2009.

Earnings per diluted share for the fourth quarter were $1.29, an increase of 27.7% compared to the $1.01 earnings per diluted share reported for the quarter ended January 30, 2010.

"Dollar Tree delivered record sales and earnings in both the fourth quarter and fiscal year 2010," said President and CEO Bob Sasser. "I am particularly pleased by our operating margin, which expanded by 100 basis points in the fourth quarter and 140 basis points for the full year. Our inventory turns also increased in 2010, for the sixth consecutive year."

"Our fourth quarter sales were strongest in the Southwest and the Southeast. Traffic continues to grow as more customers are responding to Dollar Tree's excellent values, balanced merchandise assortment and convenient shopping experience."

Operating margin increased 100 basis points for the quarter to 15.0%. The improvement was driven by a 50 basis point increase in gross margin and a 50 basis point reduction in Selling, General and Administrative expenses.

Cash and investments at quarter-end totaled $486.0 million, compared with $599.4 million at the end of the fourth quarter 2009. During the fourth quarter 2010, the Company repurchased 2.3 million shares for $123.9 million. During the full Fiscal Year 2010, the Company repurchased 9.3 million shares for $414.7 million, and has $345.9 million remaining on its share repurchase authorization.

During the fourth quarter, Dollar Tree opened 19 stores, acquired 86 stores in Canada, and closed 13 stores. Retail selling square footage increased 8.8% compared to a year ago, to 35.1 million square feet.

Full Year Results
For Fiscal Year 2010, the Company's consolidated net sales were $5.88 billion, a 12.4% increase compared with 2009 sales of $5.23 billion. Comparable store sales increased 6.3%, on top of a 7.2% increase last year.

As previously disclosed, in the first quarter this year we recorded a nonrecurring, non-cash charge of $26.3 million, or $0.13 cents per share relating to a retail inventory accounting change. Including this charge our earnings for the full year 2010 increased to a record $3.10 per diluted share. Excluding the charge, earnings per diluted share were $3.23, an increase of 36% compared with $2.37 per diluted share reported last year.

Guidance
The Company estimates sales for the first quarter of 2011 to be in the range of $1.48 - $1.52 billion, based on positive low -to- mid single digit comparable store sales, and 8.2% square footage growth. Diluted earnings per share are expected to be in the range of $0.71 to $0.77. The Company reported earnings per diluted share of $0.49 in the first quarter 2010, including the aforementioned non-cash charge relating to the inventory accounting change. Absent this charge, earnings per diluted share for the first quarter 2010 were $0.61.

For the full year, the Company estimates sales will range from $6.43 - $6.60 billion. This estimate is based on a range of low -to -mid single digit positive comparable-store sales, and square footage growth of approximately 6.9% for the year. Fiscal year 2011 diluted earnings per share are expected to be in the range of $3.55 to $3.76. These estimates assume no impact from potential additional share repurchase activity in 2011.

Conference Call
On Wednesday, February 23, 2011, the Company will host a conference call to discuss its earnings results at 9:00 a.m. EST. The telephone number for the call is 888-215-6895. A recorded version of the call will be available until midnight Wednesday, March 2, and may be accessed by dialing 888-203-1112. The access code is 1790549. A webcast of the call is accessible through Dollar Tree's website, www.dollartreeinfo.com/investors/news/events and will remain online until midnight Wednesday, March 2.

Dollar Tree, a Fortune 500 Company, operated 4,101 stores across 48 U.S. states and 4 Canadian Provinces as of January 29, 2011, with total retail selling square footage of 35.1 million. To learn more about the Company, visit www.DollarTree.com.

A WARNING ABOUT FORWARD LOOKING STATEMENTS: Our press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward-looking statements include statements regarding estimated consolidated net sales, comparable-store sales and diluted earnings per share for the first quarter and full year 2011. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections in our Annual Report on Form 10-K filed March 19, 2010, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections in our Quarterly Report on Form 10-Q filed November 18, 2010, and in our other filings with the Securities and Exchange Commission. We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree, Inc., Chesapeake
Timothy J. Reid, 757-321-5284
www.DollarTree.com

DOLLAR TREE, INC.
Condensed Consolidated Income Statements
(Dollars in millions, except per share data)

	Fourth Quarter Ended		Twelve Months Ended	
	January 29, 2011	January 30, 2010	January 29, 2011	January 30, 2010
	(unaudited)	(unaudited)	(unaudited)	
Net sales	$ 1,725.3	$ 1,558.6	$ 5,882.4	$ 5,231.2
Cost of sales, excluding non-cash beginning inventory adjustment	1,077.4	980.2	3,768.5	3,374.4
Non-cash beginning inventory adjustment	-	-	26.3	-
Gross profit	647.9	578.4	2,087.6	1,856.8
	37.6%	37.1%	35.5%	35.5%
Selling, general & administrative expenses	389.2	360.0	1,457.6	1,344.0
	22.6%	23.1%	24.8%	25.7%
Operating income	258.7	218.4	630.0	512.8
	15.0%	14.0%	10.7%	9.8%
Interest expense, net	1.0	1.3	5.6	5.2
Other income, net	(0.4)	0.2	(5.5)	-
Income before income taxes	258.1	216.9	629.9	507.6
	15.0%	13.9%	10.7%	9.7%
Income tax expense	95.6	81.9	232.6	187.1
Income tax rate	37.0%	37.8%	36.9%	36.9%
Net income	$ 162.5	$ 135.0	$ 397.3	$ 320.5
	9.4%	8.7%	6.8%	6.1%
Net earnings per share:				
Basic	$ 1.30	$ 1.02	$ 3.13	$ 2.39
Weighted average number of shares	124.7	132.0	127.1	134.1
Diluted	$ 1.29	$ 1.01	$ 3.10	$ 2.37
Weighted average number of shares	125.8	133.1	128.0	135.0

DOLLAR TREE, INC.
Condensed Consolidated Balance Sheets
(Dollars in millions)
(Unaudited)

	January 29, 2011		January 30, 2010	
Cash and cash equivalents	$	311.2	$	571.6
Short-term investments		174.8		27.8
Merchandise inventories		803.1		679.8
Other current assets		44.2		26.4
Total current assets		1,333.3		1,305.6
Property and equipment, net		741.1		714.3
Goodwill		173.1		133.3
Deferred tax assets		38.0		35.0
Other assets, net		95.0		101.5
Total assets	$	2,380.5	$	2,289.7
Current portion of long-term debt	$	16.5	$	17.5
Accounts payable		261.4		219.9
Other current liabilities		190.5		189.9
Income taxes payable, current		64.4		48.6
Total current liabilities		532.8		475.9
Long-term debt, excluding current portion		250.0		250.0
Income taxes payable, long-term		15.2		14.4
Other liabilities		123.5		120.2
Total liabilities		921.5		860.5
Shareholders' equity		1,459.0		1,429.2
Total liabilities and shareholders' equity	$	2,380.5	$	2,289.7
STORE DATA:				
Number of stores open at end of period		4,101		3,806
Total selling square footage (in millions)		35.1		32.3

DOLLAR TREE, INC.
Condensed Consolidated Statements of Cash Flows
(Dollars in millions)
(Unaudited)

	Twelve Months Ended			
	January 29, 2011		**January 30, 2010**	
Cash flows from operating activities:				
Net income	$	397.3	$	320.5
Adjustments to reconcile net income to net cash provided by				
operating activities:				
Depreciation and amortization		159.7		157.8
Other non-cash adjustments		45.2		27.9
Changes in working capital		(83.5)		74.8
Total adjustments		121.4		260.5
Net cash provided by operating activities		518.7		581.0
Cash flows from investing activities:				
Capital expenditures		(178.7)		(164.8)
Purchase of short-term investments		(157.8)		(27.8)
Proceeds from maturities of short-term investments		10.8		-
Purchase of restricted investments		(50.9)		(37.3)
Proceeds from maturities of restricted investments		52.1		17.4
Acquisition of Dollar Giant, net of cash acquired of $1.9		(49.4)		-
Other		(0.2)		-
Net cash used in investing activities		(374.1)		(212.5)
Cash flows from financing activities:				
Proceeds from stock issued pursuant to stock-based compensation plans		20.1		25.9
Payments for share repurchases		(417.1)		(190.7)
Tax benefit of stock-based compensation		7.8		3.9
Principal payments under long-term debt and capital lease obligations		(15.1)		(0.4)
Net cash used in financing activities		(404.3)		(161.3)
Effect of exchange rate changes on cash and cash equivalents		(0.7)		-
Net decrease in cash and cash equivalents		(260.4)		207.2
Cash and cash equivalents at beginning of period		571.6		364.4
Cash and cash equivalents at end of period	$	311.2	$	571.6